BRAVERMAN INTERNATIONAL, P.C.
                          Certified Public Accountants
                               1255 McDonald Drive
                               PRESCOTT, AZ 86303
                                CELL 602-881-3870
                      PHONE 928-771-1122, FAX 928-777-8378
                                hiluv007@aol.com

Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

The following are responses to your letter of September 16, 2005 which are being rendered in advance of the amendments you requested. We have complied with the matters in the first two items, however, we trust that our explanations for the last two items will be helpful in supporting the basis for the presentations originally including in the previous filings by us, and that you would concur with our position on them.

Balance Sheet page F-2
----------------------

Response
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1. We have made the changes  necessary  to comply with SFAS 144 and deferred the gain on the  disposition  of the  subsidiary  until the date of closing in March
2005.

Statement of operations, page F-3
---------------------------------

Response
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2. As a result of complying with the above item, the gain has been eliminated as of December 31, 2004 and reported in the Form 10-QSB as of March 31, 2005. The subsequent events footnote to the financial statements included in Form 10-KSB now contains the disclosure and details of the net liabilities assumed by OFG, which is the basis for the gain, now deferred.

Note 1 - Summary of Significant Accounting Policies, page 14
------------------------------------------------------------

Response
--------
3.FASF 128, paragraph 54 states that nominal issuances are recapitalizations in substance and should be reflected in a manner similar to a stock split or stock dividend for which retroactive treatment is required in computing EPS. In the SEC disclosures checklists published in 2004 by Miller, SAB Topic 4D is discussed at 31.12 and it references not only that nominal issuances apply to registration statements but to subsequent filings with the SEC. We regard par value as a nominal value for which all shares were issued.

Response
--------
4. In connection with the consideration received by the Company for 10 million shares, the Company's stock did not have any trading history nor did the reseller agreement exchanged for the issuance of that stock have any previous history of value. It was created by OFG and CCWW to enable MDS the opportunity of selling dealership licenses in certain countries. No consideration was paid to CCWW to acquire the agreement. Accordingly, the basis for the $10,000 value of the agreement was the cost of creating it of approximately $10,000 which OFG paid in connection with legal fees and costs including travel to Canada. We regard the historical cost of creating the agreement to be the only measurement of value in the circumstances, and that is why it was used. There was no market for this asset previously, and the subsequent losses of the Company have supported the fact that there was little value to it.

APB 29 paragraph 4b. states that its opinion does not apply to "a transfer of nonmonetary assets solely between companies or persons under common control, such as between a parent company and it subsidiary or between two subsidiary corporations of the same parent, or between a corporate joint venture and its owners". Therefore the criteria of that opinion which includes objective values for an asset acquired or stock issued are not applicable. Only the transferee's historical cost basis of the asset acquired by the Company seemed to be the best measurement of value to be assigned to the asset acquired and the SEC's Topic 5G supports this, albeit no IPO was involved, but there was a registration statement filed which subsequently became effective .

We have attached the restated financial statements, footnotes and the opinion as of December 31, 2004 and the restated financials and footnotes to be included in an amended Form 10-QSB as of March 31, 2005 as reference to the above inquiries and responses, and would greatly appreciated your expedited remarks to all of the above items so that MDS and we can avoid further amendments after the ones to be made.

The Form 10-QSB as of June 30, 2005 will also be amended to include in the current year, the year to date amended presentations necessary to report the gain which is now being reported during the first quarter of 2005.

Sincerely,

/s/ Ivan Braverman
---------------------------
Ivan Braverman, president
Braverman International, P.C.

Enclosures:

Audit report, consolidated financial statements and footnotes as of December 31, 2004
Financial statements and footnotes as of March 31, 2005